Exhibit 99.2
MANAGEMENT REPORT FOR 2008
The following discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2008 and the notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words “anticipate”, “believe”, “estimate”, “expect”, “plan” and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.
OVERVIEW
We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron’s group companies currently comprise of a group of publicly traded and privately held companies primarily in the fields of medical devices, information and communications technology, clean technology and semiconductors.
We take an active and long term role in the development and growth of our group companies. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees and active involvement in all aspects of their business to guide them through their long-term objectives. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies’ performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies’ management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, financial advice and legal support.
Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, patent protection, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers’ needs as well as their ability to raise financing and the condition of the capital markets.
In order to assess fully the current state of our business, results of operations and capital resources, as well as our ability to realize upon our strategic goal, please see the discussion below regarding the effect on us and our group companies of the current global financial crisis and economic downturn.
Our goal is to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously seeking opportunities, as appropriate to acquire or invest in new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest, as appropriate, in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.
Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies as well as impairment charges. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, without exit transactions, we have experienced, and expect to continue to experience, losses in respect of these companies to the extent they are accounted by us under the consolidation or equity method of accounting, as well as impairment charges for those who are accounted by us under cost method of accounting.

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies, the realization of certain holdings and available credit lines or loans, as well as the impact of any dividends or distributions to our shareholders and/or from our affiliates. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets and capital markets, which significantly affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.
GLOBAL FINANCIAL CRISIS AND ECONOMIC DOWNTURN
The global markets are currently experiencing a financial crisis and economic downturn which are adversely affecting our and our group companies’ business. Events pertaining to the financial crisis affect the securities markets which are facing increased volatility, including in securities of companies in the high-technology field. As a result, high-technology companies, such as our group companies, may experience difficulties in raising additional financing required to effectively operate and grow their businesses. It also affects our ability to raise additional capital, meet bank covanents, secure additional bank facilities and sell holdings of our group companies (see further discussion below under “LIQUIDITY AND CAPITAL RESOURCES”. This crisis has also adversely affected our financial results, which are directly impacted by our ability to conclude profitable “exit” transactions of companies in our group.
In addition, due to the depressed prices of stocks in the securities markets and the impact of the downturn of the economy which affects the demand for our group companies’ products and their ability to raise additional financing in order to complete their development activities and/or grow their business, we have recorded and may have to record in the future, impairment charges if the fair value of certain investments decrease below their carrying amount in other than a temporary manner.
On March 11, 2009 we announced that our Board of Directors decided on certain measures whose purpose is to align Elron with current market conditions. These measures include cost savings and entering into a services agreement with Discount Investment Corporation Ltd. (“DIC”). Under the agreement, which is subject to the approval of Elron’s shareholders at a special general meeting, for a period of three years Elron will receive general managerial and administrative services from a DIC management team which will assist us. For these services Elron will pay DIC an annual fee currently equal to $1.1 million.
MAJOR TRANSACTIONS AND INVESTMENTS DURING 2008 AND SUBSEQUENTLY
Agreement with Rafael and settlement of claim by Rafael against Elron’s subsidiaries, DEP and Rafael Development Corporation Ltd (“RDC”). On December 30, 2007, Elron, DEP Technology Holdings Ltd. (“DEP”) (100% held by Elron), RDC (50.1% held by DEP and 49.9% held by Rafael) and Rafael Advanced Defense Systems Ltd. (“Rafael”) signed an agreement (the “Addendum”) effective as of January 1, 2008 which was subsequently approved by the court. The Addendum amended the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael, and settled a claim filed by Rafael in September 2006 against DEP and RDC. Pursuant to the Addendum, RDC’s rights to commercialize certain technologies of Rafael will continue without time restrictions. In January 2008 we made a one-time investment in RDC of $4.0 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael’s technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties.
In 2008, RDC established two new companies, each of which is based on Rafael’s technologies. Pursuant to the terms of the Addendum, Elron invested in the fourth quarter of 2008 $1.5 million in RDC.
Medingo Ltd. (“Medingo”). In February 2008 Medingo received the second installment in the amount of $12.5 million out of the total amount of approximately $29.0 million raised in November 2007. Medingo is developing a minature insulin pump for diabetic patients. As part of the financing round RDC invested $18.0 million, we invested $6.1 million (including $4.2 million resulting from the conversion of convertible loans previously granted to Medingo) and a U.S. venture capital fund together with other investors invested $5.1 million. As a result of the above transaction, we and RDC hold 7% and 70%, respectively, of Medingo’s shares on a fully diluted and on an as converted basis (or 42%, representing Elron’s direct and indirect fully diluted share (through RDC)).

In February 2009, the shareholders of Medingo, signed a convertible loan agreement in the aggregate amount of $5.5 million under which a $4.6 million loan was granted by RDC and a $0.5 million loan was granted by Elron. The funds will be disbursed to Medingo in two installments. The first installment was disbursed immediately and the second installment will be disbursed during April 2009.
Brainsgate Ltd. (“BrainsGate”). In August 2008 BrainsGate completed a financing round of $27.5 million. BrainsGate is developing a broad treatment platform technology for brain diseases. The round was initially an internal financing round (which was signed in January 2008) of $12.5 million of which we invested approximately $5.5 million. The financing round was extended in August 2008 by an additional $15.0 million of which $12.5 million was invested by Johnson & Johnson Development Corporation joined by VC-Fund Agate Medical Investments LP and the rest by existing shareholders, of which we invested an additional $1.0 million. The investment was granted in two equal installments: the first installment was invested immediately and the second investment was invested in February 2009. Following payment of all aggregate investments, we hold approximately 21% of BrainsGate on a fully diluted and on an as converted basis.
Wavion Inc. (“Wavion”). In March and June 2008, Elron together with another shareholder of Wavion, a provider of metro WI-FI access points, in accordance with an agreement signed in August 2007, invested the second and third installments of a previous financing round. Each installment was in the amount of $3.2 million of which Elron invested in each approximately $2.0 million. In addition, simultaneously with the second installment, Elron together with such other shareholder purchased all the shares then held by a former shareholder in Wavion, of which Elron purchased 75% of such purchased shares. Following the above transactions, we hold approximately 57% of Wavion’s share capital on a fully diluted and on an as converted basis.
In December 2008, Elron together with another shareholder of Wavion invested an additional $3.0 million, of which we invested $1.9 million. The investment was granted in four installments, of which the first installment was invested immediately, the second installment was invested in February 2009 and the other two installments are to be invested during 2009. The above transactions will not affect our holding percentage in Wavion.
Wavion is considered to be a variable interest entity and we are the primary beneficiary of Wavion. Accordingly we consolidated Wavion commencing at the end of the first quarter of 2008. As a result of the initial consolidation of Wavion, an amount of approximately $1.8 million was allocated mainly to intangible assets such as technology. The amount allocated to the above intangible assets is amortized by us on a straight-line basis over their weighted average expected useful life of 5 years.
Impliant Inc. (“Impliant”). Impliant is engaged in the development of a novel posterior motion preservation system for spine surgery. Impliant has made positive progress since adverse clinical trial events occurred in the third quarter of 2007, which caused clinical trials to cease, and has restarted, and is now continuing the clinical trial process after having received in May 2008 FDA approval to continue the study.
In March 2008, we and other existing shareholders of Impliant granted a convertible loan in the amount $10.0 million to Impliant in two installments of which we granted $6.0 million. The first installment in the amount of $5.0 million was invested immediately (of which we granted $3.0 million) and the second installment was invested in June 2008 following completion of a certain milestone event by Impliant. Impliant is considered to be a variable interest entity and we are the primary beneficiary of Impliant. Accordingly, we consolidated Impliant commencing the end of the first quarter of 2008. The excess of Impliant’s equity fair value over its reported equity and convertible loan amounted to approximately $4.5 million and was allocated to in process research and development (“IPR&D”). Products which did not receive marketing clearance by regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. The amount allocated to IPR&D was charged immediately to our results of operations in the first quarter of 2008 and was included as part of “Amortization of intangible assets and acquired in-process- research and development write-off” in the statement of operations.
Pocared Diagnostics Ltd. (“Pocared”). In March 2008, we granted Pocared a convertible loan in the amount of $5.0 million out of an aggregate amount of $14.0 million. The balance of the loan was granted by other existing shareholders of Pocared and a new investor. The loan was advanced in two equal installments, the first installment was paid immediately and the second installment was advanced during June 2008. Pocared provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared’s technological platform may be used to address a wide range of medical diagnostic applications.

Given Imaging Ltd. (“Given Imaging”). On June 20, 2008 we completed a tender offer to purchase 1,462,640 ordinary shares of Given Imaging (Nasdaq & TASE: GIVN), representing 5% of Given Imaging’s issued outstanding shares, for $16.54 per share in the aggregate amount of $24.5 million (including approximately $0.3 million related costs). After the transaction, Elron’s direct and indirect share (through RDC) in Given Imaging increased to approximately 27.8% of Given Imaging’s issued and outstanding shares. DIC holds 16.1% of Given Imaging. Therefore, we together with DIC and RDC hold approximately 48.5% of the issued and outstanding shares of Given Imaging.
The excess of the purchase price over the Company’s share in the equity acquired amounted to approximately $18 million and was allocated, based on a purchase price allocation analysis, as follows: approximately $12.6 million to intangible assets other than goodwill, such as customer relationships and technology, approximately $0.8 million to IPR&D and approximately $4.6 million to goodwill. The amounts allocated to intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life of 13 years. The amount allocated to IPR&D was charged immediately to the statement of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amortization of the identifiable intangible assets as well as the write-off of the IPR&D are included as part of the line item “Equity in losses of affiliated companies”.
As of December 31, 2008, the market value of our investment in Given Imaging amounted to approximately $78.4 million and the book value amounted to approximately $109.2 million. Subsequent to December 31, 2008, Given Imaging’s share price was volatile and as of March 10, 2009, the market value of our investment was $69.9 million. We evaluated the prospects of the investee in relation to the severity and duration of the decrease in value. Based on that evaluation and the Elron’s current ability and intent to maintain that investment until an anticipated recovery of fair value, we do not consider that investment to be other-than-temporarily impaired. We intend to continue to examine in the coming reporting periods whether this decline in value is other than temporary. If we will conclude that the decline in value is other than temporary, we may have to record impairment charges with respect to our investment in Given Imaging.
Subsequent to the balance sheet date, on February 10, 2009, Given Imaging declared a special cash dividend of approximately $0.54 per share, or $16.0 million in the aggregate, of which our and RDC’s share is approximately $3.7 million and $1.4 million, respectively. Payment of this dividend was distributed on March 10, 2009.
Starling Advanced Communications Ltd. (“Starling”), a public company traded on Tel-Aviv Stock Exchange, held 68% by us and RDC (or 50% by Elron directly and indirectly), a developer and manufacturer of innovative airborne broadband antenna systems, announced on September 23, 2008 that an international communication service provider signed a detailed non-binding agreement with EMS (“the Agreement”), a satellite communications systems manufacturer, under which EMS is to supply the international communications service provider with two-way Ku band antenna systems for aircraft over a period of seven years. The antenna systems to be supplied to the international communication service provider will incorporate Starling’s technology pursuant to the agreement signed between Starling and EMS on May 7, 2008. Starling estimates the value of its share, in terms of revenue, in the Agreement at approximately $60.0 million. On December 20, 2008, Starling announced that as part of the Agreement, it received a binding purchase order from EMS for two-way Ku band antennas in the amount of approximately $9 million.
Following the execution of the Agreement, Starling announced that it reached the milestone under which it may use the proceeds of the series A convertible interest-bearing debentures (“Convertible Debentures”) sold as part of its initial public offering in June of 2007, which until then were held in trust. Due to a dispute between Starling and some of the debenture holders relating to satisfaction of the milestone and therefore Starling’s entitlement to the proceeds from the Convertible Debentures, this matter, was brought before the District Court in Tel Aviv, Israel (the “Court”). On December 1, 2008, the Court ordered the trustee to transfer the proceeds of the Convertible Debentures to Starling.
On September 28, 2008 we announced a framework for the execution of several actions, the purpose of which is to strengthen the financial position of Starling. Under this framework, during October 2008, we purchased Convertible Debentures at a price of NIS 0.90 (approximately $0.26) for each Convertible Debenture par value NIS 1.00 for a total amount of approximately NIS 16 million (approximately $4.4 million). Of this total amount an amount of NIS 6.9 million (approximately $2.0 million) was purchased in private transactions, and the remainder of NIS 9.1 million (approximately $2.4 million) was purchased in a tender offer that was completed in October 2008. Following such purchases, we hold Convertible Debentures representing approximately 62% of the Convertible Debentures’ par value.

In addition, on October 24, 2008 in order to finance Starling’s ongoing business operations, we and RDC extended a loan to Starling in the amount of $2.0 million. The loan was repaid following the release of the proceeds of the Debentures.
Galil Medical Ltd. (“Galil Medical”). On November 10, 2008, Galil Medical Ltd., held 29% by us and RDC (or 21% by Elron directly and indirectly), announced that it signed a definitive merger agreement with Endocare, Inc. (NASDAQ:ENDO). Galil and Endocare announced that the terms of the definitive merger agreement call for a stock-for-stock merger transaction. The exchange ratio in the merger gives the current Endocare stockholders 52% of the post-merger stock and Galil stockholders 48%, prior to the financing transaction (see below). Upon the closing of the merger, if completed, we and RDC together will hold approximately 7.7% in the merged company. Endocare also announced that upon the closing of the merger it will sell $16 million of newly issued shares of its common stock in a private placement to several current institutional investors of Endocare and Galil. The merger and related transactions are expected to create significant clinical and operational advantages for the combined company. The combination of Galil and Endocare will form a company whose pro forma combined revenues and gross profit in the twelve months ended December 31, 2008 were approximately $56.3 million and $38.7 million (69% of revenues), respectively. The transaction is expected to close in the second quarter of 2009, however, there is no assurance that the merger will be completed.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
We will advise our shareholders regarding our 2008 status with respect to passive foreign investment company (“PFIC”) for U.S. federal income tax purposes as soon we have concluded our evaluation which we expect to conclude prior to filing with the Securities and Exchange Commission our Annual Report on Form 20-F for 2008 to be filed by the end of the second quarter of 2009.
CRITICAL ACCOUNTING POLICIES
We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (“US GAAP”). Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:
•	Principles of accounting for holdings in group companies

•	Business combinations and purchase price allocation

•	Other-than-temporary decline in value of investments in group companies

•	Impairment of goodwill and other intangible assets

•	Accounting for income taxes
Principles of Accounting for Holdings in Group Companies
     The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.
Consolidation. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own, directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors and any minority participating rights and other factors that require management to make judgments and that involve the use of significant estimates and assumptions.
     Under the consolidation method, a controlled company’s assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of any consolidated company. However, when a complex ownership structure exists, such as when the minority investment is in the form of a preferred security or other senior security that entitles the holders to a preference in liquidation and dividends, losses cannot be allocated to the minority shareholders that would reduce the carrying amount of the minority investment to the lower of the amount invested or the liquidation value of the security.
     Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51” (“FIN 46”), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB revised FASB Interpretation No. 46. The revised FASB Interpretation No. 46, or FIN 46R, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51,” defines the provisions under which a variable interest entity (“VIE”) should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope. For example, an entity that is deemed to be a business need not be evaluated in order to determine if it is a VIE unless one of the conditions specified in FIN 46R exists. FIN 46R requires a VIE to be consolidated by the party (i.e., the variable interest holder) with an ownership, contractual or other pecuniary interest in the VIE that will absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no other variable interests absorb a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIE is referred to as the primary beneficiary.
     As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance the activities, in which they are currently engaged, without needing additional support from other parties and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.
     Our assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimation of whether a group company can finance its current activities, until it reaches profitability, without additional subordinated support.
     According to our assessment performed during the first quarter of 2008, Wavion and Impliant were considered to be VIEs and we were considered as its primary beneficiary. As a result both Wavion and Impliant were consolidated in our financial statements, commencing the end of the first quarter of 2008. According to our assessment, BPT, PlyMedia, 3DVand Atlantium were considered to be VIEs, but we are not their primary beneficiary. As of December 31, 2008, our maximum exposure to loss as a result of our involvement in the above companies, which were not consolidated, did not exceed the carrying value of our investment in these companies in the aggregate amount of approximately $12.5 million.
     In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends ARB 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of FAS

160 will effect certain aspects of our accounting for subsidiaries and non controlling interest mainly in allocation of losses to non controlling shareholders, accounting for consolidating and de consolidating subsidiaries, recognition of a gain upon a change of ownership in development stage investees and classification of non controlling interests as part of equity.
     Equity Method. Group companies that we do not control, but over whom we exercise significant influence regarding their operating and financial policies and in which we hold common stock or in-substance common stock as defined in Emerging Issues Task Force (“EITF”) Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”) (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company’s voting securities; however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors that may require management to make certain judgmental decisions regarding significant influence.
     EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among other things, in preferred shares that include rights, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, the following main companies are being accounted for at cost notwithstanding our significant influence in such companies as the investment in these companies is not considered to be in-substance common stock: Teledata, NuLens, BrainsGate, Safend, Atlantium, Pocared, BPT and PlyMedia. Any assessment of whether we hold in-substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.
     We also account for our interests in partnerships under the equity method of accounting, based on our holding percentage.
     Under the equity method of accounting (either for investments in common stock or in-substance common stock), a group company’s assets and liabilities are not included within our consolidated balance sheets and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. In circumstances where the equity method is being applied, our ownership in an investee is in the form of a preferred security or other senior security and the investment in common stock is zero, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.
     Other Methods. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under two different methods:
Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations; and
Marketable securities that are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected, net of tax, in other comprehensive income (loss). When realized or when impairment charge has resulted from other then temporary decline in value, gain or loss is included in our results of operations.
For further discussion regarding our investments, see “Other-Than-Temporary Decline in Value of Investments in Group Companies” below.
Business Combinations and Purchase Price Allocation
     Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company’s assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill. A determination as to whether or not an acquisition of assets or a portion of a company’s equity is considered a “business” is, in certain circumstances, based on judgments and estimates.
     The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, IPR&D activities, and to goodwill. The amount allocated to IPR&D is charged immediately to our results of operations in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” (“FIN 4”). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2008, 2007 and 2006, IPR&D charges amounted to $5.3 million, $3.7 million and $0.9 million, respectively. In 2008 and 2007, an amount of $0.8 million and $1.4 million of IPR&D charges is part of our share in the net income or loss of affiliated companies and $4.5 million and $2.3 million was included as amortization of intangible assets. IPR&D in 2008, 2007 and 2006 resulted mainly from the purchase of Given Imaging shares for approximately $24.5 million, $18.7 million and $10 million, respectively, and in 2008 also from the initial consolidation of Impliant. IPR&D in 2007 also resulted from the investment in Medingo during November 2007.
     Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations (See “Other-Than-Temporary Decline in Value of Investments in Group Companies” below.)
     In December 2007, the FASB issued SFAS 141(R), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.
     SFAS 141(R) also amends SFAS No. 109, “Accounting for Income Taxes”, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.
     SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.
Other-Than-Temporary Decline in Value of Investments in Group Companies
     At the end of each reporting period, we evaluate whether an other-than-temporary decline in the value of an investment in a group company that is not consolidated has been sustained. In that respect, we evaluate the prospects of the investee as well as our ability and intent to maintain the investment until an anticipated recovery of fair value. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

     An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, budget versus actual results business plans, projections and financial statements), the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include, among others, global market conditions, recurring operating losses, credit defaults, failure of research and development efforts, extremely negative deviation from the business plan, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries that are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future.
     In 2008 we recorded write-downs in the amounts of $28.6 million, mainly with respect to our investments in Atlantium, Jordan Valley, Safend, Pocared, Neurosonix and Enure. In 2007 we recorded write-downs in the amounts of $9.2 million, mainly with respect to our investment in Impliant and Jordan Valley, and in 2006 $6.1 million, with respect to our investment in Oncura. As of December 31, 2008, the market value of our investment in Given Imaging and NetVision declined below their carrying amount at December 31, 2008. Since we believe we have the ability and intent to hold these investments until an anticipated recovery, the decline in their fair value was not considered other-than-temporary by nature.
Impairment of Goodwill and Other Intangible Assets
     We conduct a goodwill impairment review annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important that could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value we may use number valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different determination. In light of the continued decrease in Elron’s share price during 2008, especially since June 2008, our market value decreased below our equity carrying amount. As a result, we recorded in 2008 an impairment charge of the balance of the goodwill in the amount of approximately $2.5 million with respect to our corporate goodwill. In 2007 and 2006, no impairment of goodwill was recorded.
     Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows that are subject to high degree of judgment. The impairment test for other intangible assets not subject to amortization consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess. In 2008, 2007 and 2006, no impairment of other intangible assets was recorded. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2008, consolidated intangible assets, other than goodwill, amounted to approximately $7.5 million (approximately $3.0 million as of December 31, 2007).
Accounting for Income Taxes
     At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase (or decrease) the valuation allowance and therefore we may be required to include an expense (or income) within the tax provision in our statement of operations.
     As of December 31, 2008 and 2007, the balance, net, of deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in the foreseeable future was zero and $2.2 million, respectively. In 2008 and 2007, we increased our previous valuation allowance by $0.9 million and $4.0 million, respectively, as a result of the decrease in the market price of certain of our marketable securities against which we assumed carryforward losses that can be realized in future years. As of In 2006, we reduced our previous valuation allowance by $6.7 million, which included $3.0 million as a result of the increase in the market price of certain of our marketable securities and $3.7 million as a result of Elbit’s receipt of a final tax assessment.
     There were no deferred tax liabilities as of December 31, 2008. Deferred tax liabilities as of December 31, 2007 amounted to $0.4 million mainly with respect to our investment in Given Imaging.
     As of December 31, 2008, Elron had carryforward losses of approximately $133 million.
     In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained otherwise a full liability in respect of a tax position not meeting the more-likely-than not criteria is recognized). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes” (“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. Applying FIN 48 requires management to make certain judgmental decisions regarding whether a tax position is more-likely-than-not to be sustained upon examination and its probabilities. For the disclosure required under FIN 48, see Note 14 to our Consolidated Financial Statements).
     BASIS OF PRESENTATION
Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

Year ended December 31,
2008	2007
RDC	RDC
SELA	SELA
Medingo	Medingo
Starling	Starling
Sync-Rx1
XSIGHTS[1]
Wavion[2]
Impliant[2]

[1]	Established by RDC during 2008.

[2]	Consolidated under FIN46(R) from March 31, 2008
Equity Method. Our main group companies held by us or through Elbit, DEP and RDC accounted for under the equity method of accounting include:

Year ended December 31,
2008			2007
Given Imaging	Aqwise	Galil Medical	Given Imaging	Ellara	Galil Medical
NetVision	Kyma[4]	3DV	NetVision	Aqwise	3DV
ChipX	Ellara[3]	RADLIVE	ChipX	Notal Vision	RADLIVE[2]
Wavion[1]	Notal Vision		Wavion		CellAct[5]

[1]	Through March 31, 2008

[2]	Since May 2007

[3]	Through September 11, 2008; sold to Domoteck.

[4]	Since February 2008

[5]	Sold in February 2007
Other investments. Our main group companies held by us which are accounted for under the cost method or as available-for- sale include:
Cost:

Year ended December 31,
2008			2007
Jordan Valley	Safend	BPT	Jordan Valley	NuLens	Enure
Impliant[4]	Neurosonix	MuseStorm	Impliant	Safend	Pocared[1]
Teledata	Atlantium	PLYmedia[3]	Teledata	Neurosonix	BPT[2]
BrainsGate NuLens	Enure Pocared		BrainsGate	Atlantium

[1]	Purchased in June 2007

[2]	Purchased in April 2007

[3]	Purchased in February 2008

[4]	Through March 31, 2008
Available-for-sale Securities-
As of December 31, 2008 and 2007 — Elbit Vision Systems (“EVS”) and M-Wise.
RESULTS OF OPERATIONS
Year Ended December 31, 2008 compared to Year Ended December 31, 2007.
The following table sets forth our results of operations in the reported periods:

	Year ended December 31,
	2008	2007
	(millions of $, except per share data)
Net loss	(86.2)	(37.1)
Net loss per share	(2.91)	(1.25)
The net loss we reported in 2008 resulted mainly from our share in the net loss of our group companies in the amount of $76.0 million which included the following:
(i)	losses in the amount of $29.6 million, resulting from consolidated companies, mainly Medingo, Starling, Wavion and Impliant, in which we recorded 100% of their respective losses;

(ii)	write offs of certain of our investments in the amount of $28.6 million, as a result of an other-than-temporary decline in value, including mainly $6.9 million in Atlantium as a result of slower than expected market penetration and the need for additional financing, $5.0 million and $3.5 million in Enure and Neurosonix, respectively, in which we decided to cease our investment, and $2.5 million of goodwill impairment;

(iii)	a $4.5 million write-off of IPR&D with respect to the initial consolidation of Impliant based on a fair value assessment in the first quarter of 2008; and

(iv)	intangible asset amortization related to Elron’s investment in Given Imaging in the amount of $6.2 million (of which $0.8 million was a write-off of IPR&D related to the acquisition of additional shares of Given Imaging in June 2008).
If the downturn of the economy and the increased volatility of stock prices in the securities markets continues for an extended period of time, and if any of our group companies will continue to have difficulties in raising additional financing required to operate and grow its business, we may have to record additional impairment charges in the upcoming reporting periods.
The net loss we reported in 2007 resulted mainly from losses with respect to our group companies in the amount of $46.1 million which included our share in the net losses mainly of Starling, Medingo, ChipX, Wavion, Ellara, Galil Medical and 3DV. Our share in the net loss of our group companies included a $5.9 million amortization of intangible assets related to the purchase of Given Imaging shares in 2004, 2006 and 2007 of which was a $1.4 million write-off of IPR&D and an $8.3 million write off in Impliant as a result of material adverse events in connection with Impliant’s main product during clinical trials, which occurred during the second half of 2007.
The net loss also included a tax expense of approximately $4.0 million resulting from the increase in our previous valuation allowance in respect of carryforward tax losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities.
The above losses were offset by the following:
(i)	a gain, net of tax, of approximately $9.1 million from the merger between NetVision, Barak and Globcall, which was completed during the first quarter of 2007; and

(ii)	a gain, net of tax, of approximately $4.1 million resulting from the sale of Elbit’s real estate in Carmiel, Israel.
The following table summarizes our operating results:

	Year ended December 31,
	2008	2007
	(millions of $)
Net revenues	6.2	4.4
Equity in losses of affiliated companies	(16.0)	(20.4)
Gains (loss) from disposal of business and affiliated companies and changes in holdings in affiliated companies	—	14.9
Other income (expenses), net	(27.9)	(3.2)
Finance income, net	1.7	3.9

Total Income (loss)	(36.0)	0.5

Cost of revenues	3.6	2.2
Operating expenses[1]	55.5	29.8
Amortization of intangible assets and acquired in-process- research and development write-off	4.8	2.3
Total costs and expenses	64.0	34.3

Loss from continuing operations before taxes on income	(100.0)	(34.8)
Taxes on income	(1.3)	(7.5)
Minority interest	15.2	5.3

Net loss	(86.2)	(37.1)

[1]	Excluding amortization of intangible assets which are presented separately. See also below under “Expenses”
Income
Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, SELA and Wavion. The following table sets forth these revenues:

	Year ended December 31,
	2008	2007
	(millions of $)
SELA	3.8	4.4
Wavion[1]	2.4	—

	6.2	4.4

[1]	Wavion was consolidated from March 31, 2008.

Equity in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under: “Basis of Presentation”). Our share in net losses of affiliated companies amounted to $16.0 million in 2008, compared to $20.4 million in 2007.
We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Our results of operations will therefore be affected by the extent of our share in their net losses (to the extent they are reported under the equity or consolidation method of accounting).
Highlights of the Results of Operations of Our Major Group Companies:
Given Imaging (Nasdaq and TASE: GIVN) (a 28% holding directly and indirectly through RDC). Given Imaging, a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $125.1 million in 2008, an increase of approximately 10.9% over the revenues recorded in 2007 of $112.8 million. Given Imaging’s net income in 2008 was $4.0 million, compared to net income of $15.2 million in 2007. Given Imaging’s results in 2008 included a one-time charge of $4.7 million, resulting from the write-off of IPR&D associated with the acquisition of the Bravo pH monitoring business which was acquired in December 2008. The Bravo pH monitoring business for the diagnosis of Gastroesophageal Reflux Disease (GERD) was acquired from Medtronic (NYSE:MDT) for $20.0 million.
Given Imaging’s results in 2007 included a pre-tax, one-time gain of $22.9 million, less income taxes of $3 million, resulting from the termination of the InScope agreement. Net income for 2007 also included a one-time charge of $5.6 million resulting from the early repayment of Given Imaging’s outstanding royalty obligation and accrued interest to Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor.
NetVision (a 16% holding ) (TASE: NTSN). The following results of NetVision for 2008 and for 2007 reflect the combined results of NetVision, Barak and GlobCall (hereafter: “NetVision Group”) based on International Financial Reporting Standards (IFRS). Since the merger with Barak and GlobCall was completed at the end of January 2007, according to IFRS, the combined results of NetVision for the first quarter of 2007 do not include the results of Barak and GlobCall for January 2007 and other influences of the purchase as if the purchase had been completed in January 1, 2007 (“January results”). The proforma results for 2007 include January results. The NetVision Group’s revenues in 2008 amounted to $324.7 million compared to $318.4 million in 2007. NetVision Group’s operating income in 2008 amounted to $29.3 million compared to operating loss $2.6 million in 2007 and its net income amounted to $22.8 million compared to $3.8 million in 2007. NetVision Group’s net income in 2007 includes one time expenses in the amount of approximately $17.6 million mainly with respect to merger and restructuring expenses, impairment of communication lines, inventory and fixed assets and other one time maintenance expenses.
NetVision Group’s broadband customer base at December 31, 2008 reached approximately 566,000 compared to 533,000 at December 31, 2007. NetVision Group’s operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision’s NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2008 according to which $1.00 equaled NIS 3.802.
On March 10, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 per share (approximately $0.73), or NIS 90,000 (approximately $21,200), in the aggregate, of which the our share is approximately NIS 14,200 (approximately $3,300), respectively. Payment of this dividend is expected to take place on April 7, 2009.
Medingo Ltd. (a 50% holding directly and indirectly through RDC). Medingo, established by RDC, is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo’s device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps. Medingo expects commence sales in the second half of 2009, sunsequent to the receipt of the FDA approval. Medingo’s operating loss in 2008, amounted to $17.0 million compared to $9.0 million in 2007.
Impliant Inc. (a 46% holding). Impliant is engaged in the development of a novel posterior motion preservation system for spine surgery. As a result of material adverse events in connection with Impliant’s main product during clinical trials, which occurred during the third quarter and beginning of the fourth quarter of 2007, Impliant temporarily ceased FDA clinical trials and conducted a technical reassessment of its main product and surgical technique used.

Since then Impliant has restarted, and is now continuing, the clinical trial process after having received in May 2008 FDA approval to continue the study. As a result of the adverse events, an impairment charge of $8.3 million was recorded in 2007.
Wavion Inc. (a 66% holding). Wavion is a provider of metro Wi-Fi access points. Wavion’s revenues in 2008 amounted to $2.5 million compared to $0.4 million in 2007 and its net loss amounted to $7.2 million in 2008 compared to $6.3 million in 2007.
Teledata (a 21% holding). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Teledata’s revenues in 2008 amounted to $49.3 million compared to $36.3 million in 2007 and its net loss amounted to $1.8 million in 2008 compared to $6.3 million in 2007.
Other companies in our group (including companies which are accounted under the cost method) such as, NuLens, Brainsgate, Pocared, 3DV, Radlive and Starling, are progressing in the development of their products, and ChipX, Safend, Aqwise and Atlantium recorded in 2008 higher revenues as compared to 2007.
Gains from Disposal of Businesses and Affiliated Companies and Changes in Holdings in Affiliated Companies. We had no material gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in 2008. In 2007 gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies, net, amounted to $14.9 million, which resulted primarily from a $10.3 million gain ($9.1 million net of tax) from the merger between NetVision, Barak and Globcall, a $3.4 million gain from the NetVision private placements and the exercise of options and debentures in NetVision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million.
Other Income (expenses), net. Other income (expenses), net, amounted to a loss of $27.9 million in 2008 compared to a gain of $3.2 million in 2007. The loss in 2008 resulted mainly from impairment charges including mainly $6.9 million in Atlantium as a result of slower than expected market penetration and the need for additional financing, $5.0 million and $3.5 million in Enure and Neurosonix, respectively, in which we decided to cease our investment. Other impairment charges were recorded with respect to our investment in Pocared, Jordan Valley, Safend, MuseStorm and EVS. The loss was offset by a gain in the amount of $1.4 million resulting from deferred consideration received for the sale of KIT shares in 2004. The loss in 2007 resulted mainly from the impairment charge in the amount of $8.3 million with respect to our investment in Impliant and $0.9 million with respect to our investment in Jordan Valley. The loss was offset by a gain in the amount of $5.5 million ($4.1 million net of tax) resulting from the sale of Elbit’s real estate in Carmiel, Israel, during the second quarter of 2007 and the sale of some M-Wise shares held by us for $1 million.
Finance income, net. Finance income, net, amounted in 2008 to $1.7 million, compared to $3.9 million in 2007. The finance income, net in 2008 resulted mainly from the expiry of most of Starling’s options to purchase Convertible Debentures in June 2008 and from the decrease in the market value of Starling’s Debentures. The income was offset by $0.4 million expenses resulted from our purchase of Starling’s Debentures and by $0.8 million interest expenses resulted from loans granted to us (see below under “LIQUIDITY AND CAPITAL RESOURCES”). The finance income, net, in 2007 included $0.8 million issuance expenses in the second quarter of 2007 relating to the issuance of Starling Convertible Debentures and Options to purchase Convertible Debentures.
Expenses
Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and materials associated with delivering products and services of our subsidiaries SELA, Wavion and Starling. Cost of revenues in 2008 amounted to $3.7 million, compared to $2.2 million in 2007.
Operating expenses. Operating expenses were comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC’s corporate operations and of our subsidiaries, mainly SELA, Medingo, Starling, Wavion and Impliant (the last two companies were consolidated commencing March 31, 2008) (excluding amortization of intangible assets which is presented separately and amounted to $4.8 million in 2008 and $2.3 million in 2007, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):

	Year ended December 31,
	2008	2007
	(millions of $)
Corporate	9.4	8.3
SELA	3.5	3.2
Starling	8.4	7.0

	Year ended December 31,
	2008	2007
	(millions of $)
Wavion	5.6	—
Medingo	17.1	8.6
Impliant	4.7	—
RDC	2.0	2.1
Other [1]	4.8	0.5

	55.5	29.8

[1]	Includes mainly Sync-Rx and XSIGHTS.
Corporate operating expenses in 2008 amounted to $9.4 million compared to $8.3 million in 2007. The increase resulted mainly from the increase in salaries and related expenses (resulting partly from the NIS increase in value against the dollar) and professional services.
Medingo’s operating expenses and operating loss amounted to $17.1 million in 2008 compared to $8.6 million in 2007. Medingo’s operating expenses increased mainly as a result of the increase in research and development expenses incurred in the development of its miniature dispensing insulin patch for insulin-dependent diabetic patients and as a result of the increase in general and administrative and marketing expenses incurred as a result of the expansion of its operations and from recruitment of U.S. management.
Wavion’s operating expenses amounted to $7.5 million in 2008, compared to $5.8 million in 2007, and its operating loss amounted to $7.0 million in 2008 compared to $5.9 million in 2007. The increase in Wavion’s operating loss resulted mainly from the increase in research and development expenses as well as sales and marketing expenses related to the launch of its products in 2008.
Impliant’s operating expenses and operating loss amounted to $6.4 million in 2008 compared to $10.7 million in 2007. The decrease in Impliant’s operating loss resulted mainly from the temporary cessation of the clinical trials which renewed at the end of the second quarter of 2008.
Starling’s operating expenses and operating loss amounted to $8.4 million in 2008 compared to $7.0 million in 2007. The increased loss resulted mainly from the increase in salaries and related expenses.
SELA’s operating expenses amounted to $3.5 million in 2008, compared to $3.2 million in 2007 and its operating loss amounted to $1.4 million compared to $0.6 million in 2007.
RDC’s operating expenses (excluding employee stock option related expenses) in 2008 amounted to $2.7 million, compared to $1.6 million in 2007. Option related income amounted in 2008 to $0.7 million, compared to expenses of $0.5 million in 2007, which resulted primarily from the derease in the fair value of call options to purchase shares of affiliated companies.
Amortization of intangible assets and acquired in-process- research and development write-off. Amortization of intangible assets and IPR&D write-off amounted to $4.8 million in 2008 resulting mainly from the initial consolidation of Impliant at the end of the first quarter of 2008.
Taxes on Income. Taxes on income, net, in 2008 amounted to $1.3 million compared to $7.5 million in 2007. Income taxes, net, in 2008, resulted mainly from a $0.9 million increase in our previous valuation allowance in respect of losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities. Income taxes, net in 2007, resulted mainly from a $4 million increase in our previous valuation allowance in respect of losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities, $2.3 million deferred income tax liability with respect to our investment in NetVision and $1.4 million of income tax on the gain resulted from the sale of Carmiel property.
LIQUIDITY AND CAPITAL RESOURCES
Consolidated cash, debentures and deposits at December 31, 2008, were approximately $17.5 million compared with $74.4 million at December 31, 2007. At December 31, 2008, corporate cash, debentures and deposits were $4.0 million compared with $55.2 million at December 31, 2007.

The main uses of corporate cash and other liquid instruments in 2008, were $79.6 million of investments and loans to our group companies (of which $24.5 million was utilized for the purchase of 5% of Given Imaging’s outstanding shares).
The main sources of corporate cash and other liquid instruments in 2008, were a $30 million credit line provided to us by Israeli Discount Bank which was fully utilized by us during 2008, a $6 million loan provided to us by DIC (see further description of the credit line and the loan provided by DIC below) and $1.5 million generated from the deferred consideration received in return for the sale of KIT shares in 2004.
The investments and loans in our group companies during 2008 are detailed in the following table (in millions of $) :

Consolidated companies (**)
($ in milllons)
RDC	5.5
Medingo	1.0
Impliant(*)	6.0
Wavion(*)	4.9
SELA	0.8

Starling (***)	4.4

22.6

Affiliated companies and other investments
Given Imaging	24.5
Pocared	6.9
Brainsgate	6.0
Safend	2.7
BPT	2.1
Enure	1.9
Atlantium	2.6
Kyma	1.0
Ellara	1.6
PlyMedia	2.5
Aqwise	1.1
Other	4.1

57.0

Total corporate investments	79.6

(*)	Consolidated from March 31, 2008

(**)	These investments do not affect the cash included in the consolidated financial statements, exept for the investment in Starling’s debentures.

(***)	Purchase of Starling Convertible Debentures.
In addition during 2008, RDC invested an amount of $15.5 million, all of which were in its consolidated subsidiaries.
Consolidated working capital at December 31, 2008 amounted to $7.3 million compared to $61.0 million at December 31, 2007. The decrease was mainly due to the decrease in corporate cash and other liquid instruments and the increase in short term loans, which loans resulted mainly from the initial consolidation of Wavion and Impliant.
At December 31, 2008, we and our subsidiaries had material contractual obligations which are expected to affect our consolidated cash flow in future periods, which included lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

Type of Obligation	2009	2010	2011	2012	2013	Total
Loans from banks	3.3	2.7	30.0	—	—	36.0
Loans from other	0.2	—	2.4	—	—	2.6
Loan from Shareholders	—	—	6.2	—	—	6.2
Starling’s Convertible Debentures	—	0.4	0.4	0.4	0.4	1.6
Leases	1.6	1.1	0.6	—	—	3.3
Consolidated loans at December 31, 2008, were approximately $44.8 million, compared to $5.6 million at December 31, 2007. Convertible Debentures at December 31, 2008 amounted to $2.2 million compared to $5.5 million at December 31, 2007. The balance represents the minority portion of the Convertible Debentures issued by Starling. The decrease was mainly due to a decrease in the market value of the Convertible Debentures and from our purchase of the Convertible Debentures.
On May 15, 2008, the Company signed an agreement (the “Agreement”) with Israel Discount Bank Ltd., (the “Bank”) to provide us with a $30 million credit line to be utilized within a period of 364 days from the date of the Agreement. During this period, we could draw down loans from the credit line for a three-year period bearing interest at a rate of three months LIBOR +1.3%. We agreed to pay the Bank during the term of the Agreement a fee equal to 0.24% per annum on all amounts not utilized under the credit line. Loans drawn down from the credit line may be repaid early without penalty on any interest payment date.
As part of the Agreement, we committed to certain covenants including:
(i)	maintaining a ratio equal to the sum of (1) cash and cash equivalents, (2) the market value of holdings in public companies and (3) short term investments, to the finance debt, as defined in the Agreement, which shall be not less than three;

(ii)	obligating to provide the Bank with any covenant, undertaking and/or lien of any kind, that may be provided to any other financial institution, all in equal parts, pari passu with such financial institution so that the Bank’s rights will not harmed;

(iii)	obligating not to make, or agree to make, loans available to the Company’s shareholders and not to repay future loans to shareholders without the prior consent of the Bank, and moreover, any funds or loans granted or which may be granted to our shareholders shall be subordinated to any debt to or credit from the Bank; and

(iv)	obligating not to issue dividends to the Company’s shareholders without the prior written consent of the Bank.
As of December 31, 2008 and as of March 10, 2009 all covenants mentioned above were met. However, due to the increased volatility of stock prices in the securities markets, we are currently in a process with the Bank to replace the first covenant with a pledge on a portion of the ordinary shares we hold in each of Given Imaging and NetVision.
On October 30, 2008 we entered into a loan agreement with DIC, pursuant to which DIC provided us with a loan (the “Loan”) in an amount equivalent to $6 million bearing interest at a rate of 5.95% per annum and linked to the Israel consumer price index. As part of the agreement we agreed to customary default provisions generally included in loan agreements. The Loan is subordinate to the existing loan from the Bank and extended for the same period through September 24, 2011. If the loan from the Bank is repaid earlier, then the DIC Loan will be repaid at that time; if the repayment of the loan from the Bank is extended, then the repayment of the DIC Loan will be extended for the same period. With the Bank’s prior written consent, Elron may prepay the DIC Loan in whole or in part. On January 15, 2009, we entered into a second loan agreement with DIC, pursuant to which DIC provided us with a loan in an amount equivalent to $2 million bearing interest at a rate of 5.50% per annum and linked to the Israel consumer price index (the “Second Loan”). The terms of the Second Loan are substantially the same as the terms of the October 30th Loan.
On December 1, 2008, RDC entered into a credit line agreement with a commercial bank in Israel (the “Bank”) for the granting of loans by the Bank to RDC in the total amount of up to $10 million (the “Credit Line Agreement”), to be utilized no later than August 30, 2009. According to the Credit Line Agreement, the loans to be granted (the “RDC Loans”) shall bear an interest of Libor plus 4% (paid quarterly) and shall be repaid at the lapse of 24 months from the initial withdrawal from the Credit Line. The RDC Loans shall be secured by a first priority fixed charge on such amount of shares of Given Imaging held by RDC, such that the market value of such shares represents at any given time 200% of the aggregate of all outstanding loans drawn down under the Credit Line Agreement, as shall be adjusted according to the terms stipulated in the Credit Line Agreement. In addition, RDC placed a first priority floating charge on all its assets in favor of the Bank to secure the RDC Loans. As of December 31, 2008, RDC drew down the amount of $1 million from the Credit Line and as of March 10, 2009 RDC drew down an additional amount of $4 million from its Credit Line, and placed a fixed charge on 1,176,471 Ordinary shares of Given held by RDC, in favor of the Bank.
On February 10, 2009, Given Imaging declared a special cash dividend of approximately $0.54 per share, or $16.0 million in the aggregate, of which the Elron’s and RDC’s share is approximately $3.7 million and $1.4 million, respectively. Payment of this dividend was distributed on March 10, 2009.
On March 10, 2009, NetVision declared a special cash dividend of approximately NIS 3.08 per share (approximately $0.73), or NIS 90,000 (approximately $21,200), in the aggregate, of which the our share is approximately NIS 14,200 (approximately $3,300), respectively. Payment of this dividend is expected to take place on April 7, 2009.
Convertible debentures at December 31, 2008 amounted to $2.2 million and represent the minority portion of the Convertible Debentures issued by Starling in May 2007 and from the exercise of a portion of Starling’s options into debentures. In October 2008, we purchased Starling Convertible Debentures for a total amount of approximately NIS 16 million (approximately $4.4 million).
Subsequent to December 31, 2008 and through March 10, 2009, we invested an additional aggregate amount of approximately $2.2 million as detailed below (in millions of dollars):
Consolidated companies

Medingo	0.1
Wavion	0.6

0.7

Affiliated companies and other investments

BrainsGate	0.5
Galil Medical	0.1
BPT	0.5
Kyma	0.3
Other	0.1

1.5

Total corporate investments	2.2

We are currently seeking and evaluating alternatives to increase our capital resorces in order to support our investment plan in our group companies for at least the next twelve months. These alternatives include, but are not limited to, additional loans from our principal shareholder, DIC (see above regarding aggregate loans in the amount of $8 million already provided to us by DIC), additional bank loans, dividend from group companies (see above regarding Dividend from Given and NetVision) and sale of holdings in group companies. We believe that we will be able to achieve at least one of such alternatives.
Shareholders’ equity at December 31, 2008, was approximately $177.4 million, representing approximately 68% of the total assets compared with $265.8 million, representing approximately 89% of total assets at December 31, 2007.
QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK
Market risks relating to our operations result primarily from changes in exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. Risks relating to changes in interest rate are currently minimal, if any. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.
Exchange Rate Risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries’ assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However, salaries and related expenses are denominated in NIS, which during 2007 and 2008 strengthened against the U.S. dollar. It is our and our group companies’ policy to use derivative financial instruments, from time to time, to limit exposure to changes in the exchange rate between the New Israeli Shekel and the U.S. dollar or to keep a portion of its resources in NIS against portion of its future NIS expenses.
Since April 2007, the NIS materially strengthened against the U.S. dollar, which negatively affected our and our group companies’ results of operations. Since September 2008, the NIS has begun to weaken against the U.S. dollar and return to its level before April 2007.
Equity Price Risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2008 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging and NetVision. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations unless they are concluded to be not other than temporary but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2008, the market value of our and RDC’s holdings in public securities was approximately $115.0 million. At December 31, 2008, no instruments were used to hedge the risk of equity price fluctuations. As of March 10, 2008, the market value of our and RDC’s holdings in public securities decreased to $117.9 million mainly as a result of the decrease in Given Imaging share price.
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